Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) Announces Results for the Quarter ended December 31, 2015

Q3 sequential revenue growth at 0.6% in USD terms and 1.1% in constant currency

Q3 yoy revenue growth at 8.5% in USD terms and 12.5% in constant currency

FY 16 revenue guidance increased to 12.8%-13.2% in constant currency and 8.9%-9.3% in USD terms on Dec 31st, 2015 exchange rates

Volume growth at 3.1% quarter on quarter

Attrition declined to 13.4% on standalone basis

Continued adoption of grassroots innovation and Aikido offerings

Bangalore, India – January 14, 2016

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2015

Quarter ended December 31, 2015

•	Revenues were $ 2,407 million for the quarter ended December 31, 2015
QoQ growth was 0.6% in reported terms; 1.1% in constant currency terms
YoY growth was 8.5% in reported terms; 12.5% in constant currency terms

•	Operating profit was $ 599 million for the quarter ended December 31, 2015 QoQ growth was (1.8%) YoY growth was 1.2%

•	Net profit was $ 524 million for the quarter ended December 31, 2015 QoQ growth was 0.9% YoY growth was 0.4%

•	Earnings per share (EPS) was $ 0.23 for the quarter ended December 31, 2015 QoQ growth was 0.9% YoY growth was 0.4%

•	Liquid assets including cash and cash equivalents, available-for-sale financial assets and government bonds were $4,765 million as on December 31, 2015 as compared to $4,894 million as on September 30, 2015

"We are starting to see creative confidence blossoming within Infosys - David Kelley's beautiful idea that innovation is not specific to one department but is an ability within all of us, waiting to unleash our full creative potential. We are seeing Infoscions becoming innovators, bringing innovation and client value to each individual project. This confidence can only come from a culture of learning and empowerment, and this is the kind of company we are endeavoring to create," said Dr. Vishal Sikka, CEO and MD. "Alongside grassroots innovation, we continue to see growing adoption of our Aikido services, bringing the power of intelligent systems, automation and software to amplify the skills and imaginations of our people. This combination helped us deliver encouraging results despite the traditional seasonality of the quarter and the additional headwinds, and will strengthen the execution of our strategy towards consistent profitable growth."

“The healthy volume growth this quarter has been encouraging. The lesser working days and our investments into additional trainees resulted in softer pricing and utilization for the quarter.” said U B Pravin Rao, President & COO. “Our continued focus on employee engagement is paying dividends resulting in lower attrition. We continue to simplify our policies and enable greater agility within the company, with the goal of boosting our productivity.”

“We have been able to navigate the quarter, better than our earlier expectations”, said M. D. Ranganath, CFO. “We will continue to focus on enhancing operational efficiency through multiple levers in the coming quarters.”

Outlook*

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2016, under IFRS is as follows:

•	Revenue guidance increased to 12.8%-13.2% in constant currency;
•	Revenue guidance increased to 8.9%-9.3% in USD terms based on the exchange rates as of Dec 31st, 2015*

* Conversion: AUD/USD – 0.73; Euro/USD – 1.09; GBP/USD – 1.48

Investments and Acquisitions

•	Completed the acquisition of Noah Consulting, LLC, a leading provider of advanced information management consulting services for the oil and gas industry.
•	Invested in WHOOP, an early stage company that offers a performance optimization system for elite professional sports teams, and invested in CloudEndure, a startup that provides Cloud Migration and Cloud-based Disaster Recovery (DR) software.

Business Highlights

We continue to see a great opportunity to rethink the notion of services – bringing the best of human potential together with software and platforms, to drive the digital transformation of the world around us.

Investing in Artificial Intelligence

In December, we announced our participation in OpenAI, a non-profit organization dedicated to developing and advancing Artificial Intelligence, bringing the best AI talent in the world together in the interest of all of us. This initiative adds an important new dimension to our ongoing efforts in AI.

Increasing the Depth of Client Relationships

In Q3, we strengthened relationships with key clients, including renewing existing large scale contracts, opening new accounts and signing four large deals.

•	ALSTOM, a global leader in rail transport, selected us for next-generation services in application engineering, development and maintenance, in addition to product lifecycle management to reduce IT costs, improve user experience, and increase the efficiency of the product design process.
•	MRJ90, the flagship aircraft of the Mitsubishi Aircraft Corporation, Japan (MITAC) recently completed its maiden test flight. We helped MITAC in the mechanical design of fuselage structures, delivered continuous improvements through automation, and reduced both the cost and cycle time.
•	Mercedes Benz Research and Development Center, India, has partnered with us to run their complete datacenter and network operations support in 15 countries across the APAC region, increasing agility and automation and reducing cost of operations.

Delivering Grassroots Innovation through Zero Distance

Zero Distance, our program to drive innovation in every project, empowering all employees to be innovators, continued to grow in Q3. By the end of Q3, 90% of our delivery organization had done something innovative in an existing project, beyond the statement of work. As recognized in many client surveys the innovation quotient of the organization has improved and zero distance has been recognized in employee surveys as the most impactful and engaging movement in the company.

Matthew Pegge, Head of Service Delivery, TNT, said, "In the 12 months since we partnered with Infosys, they have consistently met or exceeded expectations. A seamless transition of over 721 applications in our complex application landscape, delivered by Infosys across 8 countries through more than 5500 SME sessions has helped establish a solid foundation for the partnership. Then as part of their Zero Distance initiative, Infosys pro-actively identified numerous opportunities to deliver additional value to TNT. For example, the non-invasive automation created for monitoring our mainframe based messaging app is enabling earlier detection and automated resolution of incidents – thus giving higher business stability. There are a number of additional developments in progress based around creating an ‘interactive visibility dashboard’ which will provide the business with greater insight to enable them to drive further service improvements and operational efficiencies. We are confident that our partnership with Infosys will help us deliver even more value for our business.”

Driving Innovation through Aikido Service Offerings

We are seeing continued adoption of our Aikido service offerings across all industries, as clients look to us to help renew their IT landscapes non-disruptively (Ki); leverage new platforms and technologies to open new opportunities (Ai); and bring the power of Design Thinking to find the great problems to solve (Dō).

•	DNB Bank of Norway selected us to transform their application landscape. Applying AiKiDo, we will leverage knowledge-based non-disruptive renewal to evolve DNB Bank’s entire data cluster, data warehousing services, regulatory reporting, and ERP functions. We will improve efficiencies in IT operations and data processing, and apply Design Thinking to development initiatives in the bank’s data cluster.
•	Commerzbank chose us for a multi-year application management program to develop a post trade utility for the bank, leveraging principles of Design Thinking and the AiKiDo framework to simplify application architecture, standardize and improve processes, and drive cost efficiency.

Infosys Information Platform (IIP) surpassed 200 engagements to date, with 30 in production.

•	Murray Swartzberg, Sr. VP IT and Digital Media, ATP, said, “We’re delighted with the technology leadership that Infosys has brought to our partnership. What Infosys demonstrated at the Barclays World Tour finals using their open data analytics platform - Infosys Information Platform (IIP) – made tennis so much more exciting for our fans and sport. Analyzing such huge volumes of data to find the right insights that helped deliver in-time foresight into the game was a first for ATP. We look forward to developing many such exciting initiatives, along with Infosys, to help reimagine the experience of tennis for us all.”

Infosys Automation Platform (IAP) surpassed 121 engagements with 47 in production.

•	Eric Keimes, Operations Team Manager (Selling & Ordering), Proximus said, “IAP helped us to automate bulk processing of data over multiple complex platforms in the ordering domain eg: Oracle, Unix, different GUI’s. This has helped us reduce significant effort, it has also helped us perform massive corrections in cases of production issues in a shorter time compared to traditional scripting. We have realized a saving of €1 million with no additional cost to Proximus. It has helped us in better servicing towards our customers, improving our KPI’s and resolution timeliness. I appreciate the Infosys team to have come up with this idea and collaborating with Proximus to have it implemented.”

Panaya, Skava & Edge software products continue to see strong adoption.

•	BNSF Railway, a leading North American freight railroad, leveraged Infosys Panaya’s deep impact analysis capabilities to adopt risk-based testing, automated test evidence capture and test acceleration during weekly releases for its mission-critical SAP platform.
•	Skava is seeing strong traction with clients across geographies, with a record Black Friday holiday weekend– traffic and m-commerce sales through the platform were up by 50% from last year.
•	The EdgeVerve business sustained momentum with 24 wins and 25 go-lives for both the Finacle and Edge suite of solutions across various markets.

We have had more than 151 Design Thinking engagements with clients to date, and more than 69,000 employees have been trained in Design Thinking.

•	Jan-Pieter Lips, President, International Coalitions, Aimia, said, “Infosys helped Aimia with a market strategy and roadmap leveraging Design Thinking. It was a powerful and effective method to bring convergent thinking across our cross functional team in just three days. The approach helped Aimia to evaluate the core needs of a market and its consumers and helped open the minds of our team to think of creative solutions rather than pushing predetermined ideas. We look forward to leveraging this methodology in other initiatives.”

Awards and Recognition

•	Awarded the ‘Corporate Citizen of the Year Award’ at the Economic Times (ET) Awards 2015.
•	Positioned as a Leader in Gartner’s November 2015 MQ for Application Testing Services Worldwide.*
•	Inducted into the ‘Winner’s Circle’ in the HfS Research IoT Services Blueprint Report 2015.
•	Named one of the most relevant brands for digital strategy in Everest Group survey.
•	Named as a Leader by IDC in its Worldwide PLM Strategic Consulting 2015 report
•	Finacle Mobile Banking solution named a leader by Forrester Research, Inc. in ‘The Forrester Wave™: Mobile Banking Solutions, Q4 2015’ report.

*	Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Board Changes

On January 14, 2016, the Board appointed Dr. Punita Kumar Sinha as an Independent Director with immediate effect

Ms. Carol M. Browner resigned as Member of the Board effective November 23, 2015. The Board placed on record its deep sense of appreciation for the services rendered by her during her tenure as a Director

The Board recommended the reappointment of Prof. Jeffrey S. Lehman, Independent Director of the Company for a term of two years with effect from April 14, 2016 to hold office upto April 13, 2018, and not be liable to retire by rotation. Prof. Lehman’s current term of office as an Independent Director expires on April 13, 2016. The appointment is subject to the approval of the shareholder

Beyond Business

For this fiscal, Infosys has pledged 270 crore towards Corporate Social Responsibility (CSR) that is primarily being carried out through the Infosys Foundation, its philanthropic arm.

In Q3, continuing on its mission, Infosys Foundation USA awarded several new grants that broaden access to Computer Science Education and coding across all US public schools so that students – especially women and those belonging to under-represented minorities – have equal access to acquire the digital skills needed by the workforce of tomorrow. To celebrate the Computer Science Education Week 2015, the Foundation awarded five new grants to non-profits across America and hosted 10+ computer science boot camps.

On November 13, 2015, The Infosys Science Foundation (ISF) announced the winners of the Infosys Prize 2015 across six categories: Engineering and Computer Science, Humanities, Life Sciences, Mathematical Sciences, Physical Sciences and Social Sciences.

About Infosys Ltd

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 9.2 billion in LTM revenues and 193,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is January 14, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@infosys.com	Pilar Elvira Wolfsteller +1 510 944 4596 Pilar.Wolfsteller@infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as of

 (Dollars in millions except equity share data)

	December 31, 2015	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	4,455	4,859
Available-for-sale financial assets	68	140
Trade receivables	1,641	1,554
Unbilled revenue	450	455
Prepayments and other current assets	747	527
Derivative financial instruments	8	16
Total current assets	7,369	7,551
Non-current assets
Property, plant and equipment	1,517	1,460
Goodwill	560	495
Intangible assets	157	102
Investment in Associates	16	15
Available-for-sale financial assets	255	215
Deferred income tax assets	78	85
Income tax assets	718	654
Other non-current assets	101	38
Total non-current assets	3,402	3,064
Total assets	10,771	10,615
LIABILITIES AND EQUITY
Current liabilities
Trade payables	20	22
Derivative Financial Instruments	1	–
Current income tax liabilities	448	451
Client deposits	5	4
Unearned revenue	211	168
Employee benefit obligations	192	171
Provisions	73	77
Other current liabilities	980	927
Total current liabilities	1,930	1,820
Non-current liabilities
Deferred income tax liabilities	40	25
Other non-current liabilities	24	8
Total liabilities	1,994	1,853
Equity
Share capital- 5 ($0.16) par value 2,400,000,000 (1,200,000,000) equity shares authorized, issued and outstanding 2,285,619,380 (1,142,805,132), net of 11,325,284 (5,667,200) treasury shares as of December 31, 2015 (March 31, 2015), respectively	199	109
Share premium	570	659
Retained earnings	10,550	10,090
Other reserves	–	–
Other components of equity	(2,542)	(2,096)
Total equity attributable to equity holders of the company	8,777	8,762
Non-controlling interests	–	–
Total equity	8,777	8,762
Total liabilities and equity	10,771	10,615

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended December 31, 2015	Three months ended December 31, 2014	Nine months ended December 31, 2015	Nine months ended December 31, 2014
Revenues	2,407	2,218	7,055	6,552
Cost of sales	1,512	1,360	4,435	4,057
Gross profit	895	858	2,620	2,495
Operating expenses:
Selling and marketing expenses	130	124	388	362
Administrative expenses	166	142	482	430
Total operating expenses	296	266	870	792
Operating profit	599	592	1,750	1,703
Other income, net	121	136	362	419
Share in associate's profit / (loss)	–	–	–	–
Profit before income taxes	720	728	2,112	2,122
Income tax expense	196	206	593	607
Net profit	524	522	1,519	1,515
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	1	(2)	(1)	(6)
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	1	8	3	16
Exchange differences on translation of foreign operations	(69)	(169)	(448)	(428)
Total other comprehensive income, net of tax	(67)	(163)	(446)	(418)
Total comprehensive income	457	359	1,073	1,097
Profit attributable to:
Owners of the company	524	522	1,519	1,515
Non-controlling interests	–	–	–	–
	524	522	1,519	1,515
Total comprehensive income attributable to:
Owners of the company	457	359	1,073	1,097
Non-controlling interests	–	–	–	–
	457	359	1,073	1,097
Earnings per equity share
Basic ($)	0.23	0.23	0.66	0.66
Diluted ($)	0.23	0.23	0.66	0.66
Weighted average equity shares used in computing earnings per equity share
Basic	2,285,619,380	2,285,610,264	2,285,614,573	2,285,610,264
Diluted	2,285,732,052	2,285,654,792	2,285,715,960	2,285,630,846

NOTE:

1.	The unaudited Condensed Consolidated interim Balance sheets and Condensed Consolidated interim Statements of Comprehensive Income for the three months and nine months ended December 31, 2015 have been taken on record at the Board meeting held on January 14, 2016
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com
3.	Previous period share count and EPS has been restated due to issue of bonus shares in Jun-15